UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                        Commission File Number: 333-54822

                           NOTIFICATION OF LATE FILING

|X| Form 10-K     |_| Form 11-K     |_| Form 20-F       |_| Form 10-Q
|_| Form N-SAR    |_| Form N-CSR

         For Period Ended: December 31, 2004

|_| Transition Report on Form 10-K     |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F     |_| Transition Report on Form N-SAR

      For the Transition Period Ended: _____________________________________

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:________________________
_______________________________________

                                     PART I
                             REGISTRANT INFORMATION


Full name of registrant                     Stronghold Technologies, Inc.
Former name if applicable
Address of principal executive office       106 Allen Road
City, state and zip code                    Basking Ridge, NJ 07920


                                     PART II
                             RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
            (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion
|X| thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

      The compilation, dissemination and review of the information required to be presented in the Form 10-KSB for the relevant fiscal year has imposed time constraints that have rendered timely filing of the Form 10-KSB impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file such annual report no later than fifteen days after its original date.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

   Robert Nawy                     (908)                   904-1195
    (Name)                      (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                           |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                           |X| Yes |_| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                          Stronghold Technologies, Inc.
                   Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:  March 31, 2005                      /s/ Christopher Carey
                                            ------------------------------
                                               By: Christopher Carey
                                                   Chief Executive Officer

                             EXPLANATION OF CHANGES

      For the year ended December 31, 2003, the registrant had revenues of $2,996,344 and net loss of $4,258,007. For the year ended December 31, 2004, the registrant currently estimates that it had revenues of approximately $2,490,000 and a net loss of approximately $2,970,000. Results for the 2004 fiscal year remain subject to further adjustment and actual results may differ significantly from the foregoing estimates.

      The main reasons for this decrease in revenue can be attributed to:

            o the steps we made to address our limited funding that included reductions of our sales, marketing and client consultant staffs,

            o a strategic decision to allocate resources to establish our first sales efforts through third party distributors; and

            o a loss of momentum in the late part of the second quarter and the early part of the third quarter resulting from concerns regarding closure of our pending funding that was needed to maintain operations.

      The decrease in net loss can be attributed to a significant reduction in staffing in addition to reduced sales, general and administrative expenses.

      The largest portion of the reduction in expense is primarily attributable to efficiencies gained through the reduction of staff from 41 in December 31, 2003 to 21 in the year ended December 31, 2004. Other significant expense reductions within selling, general and administrative expenses included legal, printing and reproduction, travel, marketing, recruiting and consultants.